Skadden, Arps, Slate, Meagher & Flom llp
FOUR TIMES SQUARE
NEW YORK 10036-6522
________
TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com
November 8, 2010
VIA EDGAR TRANSMISSION
Mr. Justin T. Dobbie
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Travelport Limited Registration Statement on Form S-4 Filed on October 4, 2010 File No. 333-169741& -01 to -26
Dear Mr. Dobbie:
          On behalf of Travelport Limited (the “Company”), submitted herewith for filing is Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-4 (File No. 333-169741 and -01 to -26) (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”) on October 4, 2010. The Company is filing this Amendment No. 2 in response to comments contained in the letter dated November 5, 2010 (the “Letter”) from Mr. Dobbie of the staff (the “Staff”) of the Commission to Eric J. Bock, the Company’s Executive Vice President, Chief Administrative Officer and General Counsel.

Mr. Justin T. Dobbie
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
November 8, 2010

          Set forth below are the Company’s responses to the comments raised in the Letter. For the convenience of the Staff, the comments in the Letter are reprinted in bold and italics and is followed by the corresponding response of the Company.
     Exhibit 5.2
           1. Investors are entitled to rely upon the legality opinion. Accordingly, please have counsel delete the last sentence of the third full paragraph on page 3.
          In response to the Staff’s comment, Bermuda counsel has revised the last sentence of the third full paragraph on page 3 of the legality opinion and has also deleted the reference to the opinion being issued solely for the Company’s benefit and use and that it is not to be relied upon by any other person, firm or entity. Accordingly, the Company has filed a revised Exhibit 5.2 opinion.
     Exhibit 5.3
           2. Refer to the last sentence of paragraph 2 on page 1. The legality opinion should speak as of the date of effectiveness. Please have counsel revise accordingly or confirm that you will refile the opinion on the date of effectiveness.
          In response to the Staff’s comment, Gibraltar counsel has revised the last sentence of paragraph 2 on page 1 of the legality opinion.
          3. Investors are entitled to rely upon the legality opinion. Accordingly, please have counsel revise the first sentence of paragraph 11 on page 12.
          In response to the Staff’s comment, Gibraltar counsel has revised the legality opinion to indicate that it may also be relied upon by investors. Accordingly, the Company has filed a revised Exhibit 5.3 opinion to reflect the Staff’s comments thereto.
     Exhibit 5.4
           4. Please have counsel delete assumption 3(iv) on page 2. It is inappropriate to assume there are no other agreements or understanding between or among persons who include your clients.
          In response to the Staff’s comment, Luxembourg counsel has deleted assumption 3(iv) on page 2 of the legality opinion.

Mr. Justin T. Dobbie
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
November 8, 2010

          5. Refer to the first sentence of paragraph 6 on page 7. The legality opinion should speak as of the date of effectiveness. Please have counsel revise accordingly or confirm that you will refile the opinion on the date of effectiveness.
          In response to the Staff’s comment, Luxembourg counsel has revised the first sentence of paragraph 6 on page 7 of the legality opinion.
          6. Investors are entitled to rely upon the legality opinion. Please have counsel revise the last paragraph 6 on page 3 accordingly.
          In response to the Staff’s comment, Luxembourg counsel has revised the legality opinion to indicate that it may also be relied upon by investors. Accordingly, the Company has filed a revised Exhibit 5.4 opinion to reflect the Staff’s comments thereto.
*     *     *
          If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (212) 735-3416.
Yours very truly,
/s/ Andrea Nicolàs

cc:	Eric J. Bock J. Nolan McWilliams